UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Telesis Bio Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

192003101

(CUSIP Number)

Patrick Smerkers

c/o Northpond Ventures, LLC

7500 Old Georgetown Road, Suite 800

Bethesda, MD 20814

(240) 800-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 192003101	13D	Page 2 of 10

1	NAME OF REPORTING PERSONS Northpond Ventures, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,008,504 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,008,504 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,008,504 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.5% (2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	For an explanation of the calculation of the number of shares of Common Stock (as defined below) attributable to this Reporting Person, see Item 5 below.
(2)	For an explanation of the calculation of this percentage, see Item 5 below.

CUSIP No. 192003101	13D	Page 3 of 10

1	NAME OF REPORTING PERSONS Northpond Ventures GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,008,504 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,008,504 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,008,504 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.5% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	For an explanation of the calculation of the number of shares of Common Stock attributable to this Reporting Person, see Item 5 below.
(2)	For an explanation of the calculation of this percentage, see Item 5 below.

CUSIP No. 192003101	13D	Page 4 of 10

1	NAME OF REPORTING PERSONS Northpond Ventures II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,042 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,042 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,042 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5% (2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	For an explanation of the calculation of the number of shares of Common Stock attributable to this Reporting Person, see Item 5 below.
(2)	For an explanation of the calculation of this percentage, see Item 5 below.

CUSIP No. 192003101	13D	Page 5 of 10

1	NAME OF REPORTING PERSONS Northpond Ventures II GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,042 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,042 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,042 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	For an explanation of the calculation of the number of shares of Common Stock attributable to this Reporting Person, see Item 5 below.
(2)	For an explanation of the calculation of this percentage, see Item 5 below.

CUSIP No. 192003101	13D	Page 6 of 10

1	NAME OF REPORTING PERSONS Michael P. Rubin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,034,546 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,034,546 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,034,546 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.7% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	For an explanation of the calculation of the number of shares of Common Stock attributable to this Reporting Person, see Item 5 below.
(2)	For an explanation of the calculation of this percentage, see Item 5 below.

CUSIP No. 192003101	13D	Page 7 of 10

Item 1.	Security and Issuer

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on July 1, 2021, as amended by Amendment No. 1 filed with the SEC on April 19, 2023 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on June 2, 2023 (“Amendment No. 2”), Amendment No. 3 filed with the SEC on June 7, 2023 (“Amendment No. 3”), and Amendment No. 4 filed with the SEC on June 10, 2024 (“Amendment No. 4”, and such Schedule 13D as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4, the “Schedule 13D”), relating to shares of common stock, par value $0.0001 per share (“Common Stock”), of Telesis Bio Inc., a Delaware corporation (the “Issuer”).

Unless specifically amended or supplemented by this Amendment No. 5, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined in this Amendment No. 5 shall have the meanings assigned to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

In connection with the issuance of the Promissory Note (as defined herein), on July 16, 2024, the Issuer, Northpond Ventures III, LP, an affiliate of the Reporting Persons, and Novalis LifeSciences entered into a letter agreement (the “Director Designation Agreement”) that provides Northpond Ventures III, LP and Novalis LifeSciences the right to collectively nominate five additional directors (each, a “Director Nominee”) to the Board of the Issuer. To the extent a Director Nominee is not reelected to the Board or otherwise ceases to serve as a director at any time that Northpond Ventures III, LP and Novalis LifeSciences, together with their respective affiliates, collectively hold at least 10% of the outstanding Common Stock (calculated after giving effect to the full conversion of any shares of Redeemable Convertible Preferred Stock and full exercise of any then in-the-money Warrants then held by Northpond Ventures III, LP or Novalis LifeSciences, or any of their respective affiliates, in each case, without giving effect to the beneficial ownership blocker applicable to the shares of Redeemable Convertible Preferred Stock or Warrants), the Issuer has agreed to take all necessary action to appoint a replacement director designated jointly by Northpond Ventures III, LP and Novalis LifeSciences.

As of the date hereof, Steve Golub, Sarah Hlavinka, Mike Hodges, MD, Todd Krueger and Jim Weismann serve on the Board of the Issuer as the designees of Northpond Ventures III, LP and Novalis LifeSciences pursuant to the Director Designation Agreement.

References to and the description of the Director Designation Agreement set forth in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the Director Designation Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Items 5 of the Schedule 13D are hereby amended and replaced in their entirety as follows:

The information contained on the cover page to this Amendment No. 5 is incorporated herein by reference. All share numbers reported in this Amendment No. 5 give effect to a 1-for-18 reverse stock split of the Issuer’s Common Stock effected on May 9, 2024.

(a) – (b) The Reporting Persons have calculated the percentages set forth in this Amendment No. 5 assuming that the Issuer would have outstanding 2,170,444 shares of Common Stock following the conversion of all Redeemable Convertible Preferred Stock held by NPV I and the full (cash) exercise of all Warrants held by NPV I. Specifically, this is based on (i) 1,682,794 shares of Common Stock issued and outstanding as of May 8, 2024, as reported by the

CUSIP No. 192003101	13D	Page 8 of 10

Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, plus (ii) 205,559 shares of Common Stock that would be issued to NPV I upon NPV I’s conversion of all 80,000 shares of Redeemable Convertible Preferred Stock currently held by it (assuming a Conversion Price of $42.5394, which is the Conversion Price currently in effect for the Redeemable Convertible Preferred Stock), plus (iii) 94,030 shares of Common Stock that would be issued to NPV I upon NPV I’s full (cash) exercise of the Short-Term Warrant, plus (iv) 188,061 shares of Common Stock that would be issued to NPV I upon NPV I’s full (cash) exercise of the Long-Term Warrant, with the Common Stock share amounts in the foregoing clauses (ii), (iii) and (iv) having been added to the total shares of Common Stock outstanding in the foregoing clause (i) in accordance with Rule 13d-3(d)(1)(i)(D) under the Exchange Act.

NPV I may be deemed to be the beneficial owner of 1,008,504 shares of Common Stock, which includes 520,854 shares of Common Stock that NPV I already (directly and thus beneficially) owned prior to its purchase of Redeemable Convertible Preferred Stock and Warrants pursuant to the Purchase Agreement. Using the calculation methodology stated in the immediately preceding paragraph, this represents approximately 46.5% of the outstanding shares of Common Stock. Collectively with NPV I GP and Michael Rubin, NPV I has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Issuer securities held by it.

As the general partner of NPV I, Northpond Ventures GP LLC (“NPV I GP”) may be deemed to be the beneficial owner of the 1,008,504 shares of Common Stock beneficially owned by NPV I. Using the calculation methodology stated in the second paragraph of this Item, this represents approximately 46.5% of the outstanding shares of Common Stock. Collectively with NPV I and Mr. Rubin, NPV I GP has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Issuer securities held by NPV I.

Northpond Ventures II, LP (“NPV II”) directly (and thus beneficially) owns 26,042 shares of Common Stock. Using the calculation methodology stated in the second paragraph of this Item, this represents approximately 1.5% of the outstanding shares of Common Stock. Collectively with NPV II GP and Mr. Rubin, NPV II has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Issuer securities held by it.

As the general partner of NPV II, Northpond Ventures II GP LLC (“NPV II GP”) may be deemed to be the beneficial owner of the 26,042 shares of Common Stock owned by NPV II. Using the calculation methodology stated in the second paragraph of this Item, this represents approximately 1.5% of the outstanding shares of Common Stock. Collectively with NPV II and Mr. Rubin, NPV II GP has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Issuer securities held by NPV II.

Mr. Rubin is the sole managing member of both NPV I GP and NPV II GP. As a result of this relationship, Mr. Rubin may be deemed to be the beneficial owner of the 1,034,546 shares of Common Stock beneficially owned by NPV I and NPV II (taken together). Using the calculation methodology stated in the second paragraph of this Item, this represents approximately 47.7% of the outstanding shares of Common Stock. Collectively with NPV GP, NPV II GP, NPV I and NPV II, Mr. Rubin has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Issuer securities held by NPV I and NPV II.

The filing of this Amendment No. 5 shall not be deemed an admission that the Reporting Persons are members of a “group” with Novalis LifeSciences or its affiliates for purposes of Section 13(d) of the Exchange Act, and the Reporting Persons expressly disclaim beneficial ownership of all shares of Common Stock or other securities held or otherwise beneficially owned by any person other than the Reporting Persons. As such, the figures and percentage calculations reported herein do not give effect to the potential conversion and/or exercise of the securities acquired by any person other than the Reporting Persons.

(c) Not applicable.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

CUSIP No. 192003101	13D	Page 9 of 10

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

Promissory Note

On July 16, 2024, the Issuer issued an unsecured promissory note with a principal amount of $2,925,000 in favor of Northpond Ventures III, LP (the “Promissory Note”). The Promissory Note has a maturity date of January 16, 2026 (the “Maturity Date”), on which date the Issuer promises to pay Northpond Ventures III, LP the principal amount of the Promissory Note and all accrued but unpaid interest. The principal amount outstanding under the Promissory Note bears interest at a rate of 12.00% per annum. The Issuer may exercise its right to prepay the Promissory Note, upon which the Issuer shall pay the principal amount to be prepaid accompanied by all accrued but unpaid interest. In the event of a default under the Promissory Note, additional interest will accrue on all outstanding amounts under the Promissory Note at a rate of 14.00% per annum.

References to and the description of the Promissory Note set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the Promissory Note, a form of which is filed as an exhibit hereto and incorporated by reference herein.

Director Designation Agreement

The description of the Director Designation Agreement set forth in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Registration Rights Waiver

On July 16, 2024, NPV I, together with Novalis LifeSciences, entered into a Waiver Agreement with the Issuer (the “Waiver Agreement”), which provides for the deferral of certain liquidated damages that would otherwise be owed to the Investors, subject to certain limitations set forth therein.

References to and the description of the Waiver Agreement set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the Waiver Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Exhibit A	Form of Promissory Note

Exhibit B	Letter Agreement

Exhibit C	Waiver Agreement

CUSIP No. 192003101	13D	Page 10 of 10

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2024

Northpond Ventures, LP By: Northpond Ventures GP, LLC, its general partner

By:	/s/ Patrick Smerkers
Name:	Patrick Smerkers
Title:	Chief Financial Officer, Partner

Northpond Ventures GP, LLC

By:	/s/ Patrick Smerkers
Name:	Patrick Smerkers
Title:	Chief Financial Officer, Partner

Northpond Ventures II, LP By: Northpond Ventures GP II, LLC, its general partner

By:	/s/ Patrick Smerkers
Name:	Patrick Smerkers
Title:	Chief Financial Officer, Partner

Northpond Ventures GP II, LLC

By:	/s/ Patrick Smerkers
Name:	Patrick Smerkers
Title:	Chief Financial Officer, Partner

Michael P. Rubin

/s/ Michael P. Rubin

SIGNATURE PAGE TO AMENDMENT NO. 5 TO SCHEDULE 13D (TELESIS BIO INC.)